Exhibit 99.1

FOR IMMEDIATE RELEASE

Virgin America Gives Elevate Members Even More Ways to Earn
through Expanded Partnership with Points.com

Elevate Members Can Now Trade Reward Points on the New Points.com

TORONTO December 7, 2010 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), owner and operator of the world’s leading loyalty reward program management Web site, www.Points.com, is expanding its offerings with Virgin America’s Elevate frequent flyer program allowing members to trade points and miles with other users via Points.com’s loyalty marketplace.

This broadens Virgin America’s recently initiated relationship with Points.com which was announced in April of 2010. Formerly, Points.com provided Elevate members the ability to buy points, gift points, or transfer points to other Elevate members via Points' industry-leading points management platform. Now, Elevate members can also benefit from the newly designed Points.com site where they can manage their loyalty points and miles all in one place for a seamless experience—along with receiving more ways to earn points via the opportunities newsfeed on the new Points.com.

“Virgin America is one of the fastest growing U.S. airlines and Elevate has mirrored that rapid growth with more than 1.6 million members joining since 2007,” said Rob MacLean, CEO of Points.com. “Our extended relationship ensures Virgin America customers have the same positive experience managing and maximizing their loyalty rewards as they had earning those rewards flying on Virgin America.”

Members can now get the points, miles and rewards they want by trading with other users of Points.com. Points.com users can post their own trade offer or accept someone else's to get what they need to reach their rewards goals.

“Elevate members look forward to the fun and innovative amenities available on Virgin America’s fleet, so allowing them the freedom to trade with other users on Points.com is a great fit,” said Porter Gale, Vice President of Marketing at Virgin America. “Points.com is devoted to making travel easy again while Virgin America is devoted to making flying good again, and together we’re pleased to offer a top-notch service for our customers.”

In addition, with Points.com, Elevate members have the ability to their track mileage balances along side other loyalty programs, including, BestBuy Reward Zone, American Express Membership Rewards, Wyndham Rewards, various Airline loyalty reward programs—over 100 programs in total.

Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter, @pointsadvisor, Facebook (www.points.com/facebook), or our blog (www.blog.points.com).

About Points International Ltd.
Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Exchange, Earn, Buy, Gift, Share, Trade and Redeem points and miles from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit www.pointsinternational.com.

About Virgin America
Virgin America is one of the fastest growing start-up U.S. airlines of all time. The airline's new aircraft offer interactive in-flight entertainment systems and power outlets at seat for electronic gear. Virgin America offers in-flight internet on every flight and hosts the largest in-flight entertainment library in the U.S. skies via its touch-screen Red(TM) system. The airline was named "Best Domestic Airline" in the Condé Nast Traveler 2008 and 2009 Readers' Choice Awards and in Travel + Leisure's 2008 and 2009 World's Best Awards. Virgin America has flown +6.2 million guests since its inaugural flights in August 2007 and now counts 1.6 million Elevate loyalty program members. For more: www.virginamerica.com.

For more information contact:

Investor relations:
Andrew Greenebaum/Laura Foster
Addo Communications
T. 310-829-5400; E. lauraf@addocommunications.com; andrewg@addocommunications.com

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. emily@allisonpr.com

Business enquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com